Exhibit 21.1
List of Subsidiaries of RDA Microelectronics, Inc.

Jurisdiction of
Name	incorporation	Relationship with the registrant
RDA Microelectronics (BVI) Inc.	British Virgin Islands	Wholly-owned subsidiary
RDA International, Inc.	British Virgin Islands	Wholly-owned subsidiary of RDA Microelectronics (BVI) Inc.
RDA Technologies Limited	Hong Kong	Wholly-owned subsidiary of RDA Microelectronics (BVI) Inc.
RDA Microelectronics (Beijing) Co., Ltd.	PRC	Wholly-owned subsidiary of RDA Technologies Limited
RDA Microelectronics (Shanghai) Co., Ltd.	PRC	Wholly-owned subsidiary of RDA Technologies Limited